FILED BY EQUITY BANCSHARES, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EASTMAN NATIONAL BANCSHARES, INC. COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-219974

The following are the portions of a letter sent to the customers of Eastman National Bank, the banking subsidiary of Eastman National Bancshares, Inc. (“Eastman”), on or about October 13, 2017, that relate to the proposed merger of Eastman into Equity Bancshares, Inc. (“Equity”).

EQUITY BANK

EASTMAN NATIONAL BANK ENB SINCE 1893

October 13, 2017

We're excited to welcome you to Equity Bank!

Thank you for your business, and your continued support of Eastman National Bank. We've proudly served as THE community bank for more than 100 years in Kay County, and we're just as proud to begin our next chapter as Equity Bank.

Beginning **November 13**, all Eastman National Bank accounts and services will become Equity Bank accounts and services. We're very pleased to continue serving you as THE community bank in Kay County.

At Equity Bank, we live by our motto, **We never forget it's your money.** We're a community bank dedicated to going the extra mile for your family, your business, your farm, and your community, just like Eastman National Bank. We'll continue to offer a full range of financial solutions, including consumer banking, mortgage loans, ag loans, commercial services, and more. Our focus remains on Ponca City, Newkirk, and our surrounding areas. We're proud to be in Oklahoma. Your local leaders will remain with Equity Bank, and you'll see the same faces you've counted on locally for several years.

In addition, beginning November 13, you'll have access to the best of Equity Bank! This includes our mobile app with remote check deposit, online banking with bill pay, and when you travel near or far, you will never again pay an ATM fee. We pay all ATM fees as a courtesy for Equity Bank customers. See inside these pages for more.

For the past few months, Equity Bank and Eastman National Bank teammates have worked hand in hand to ensure a seamless transition for you. This guidebook serves as your handy reference – with calendar, terms, and instructions for using your Equity Bank products and services. The descriptions of your accounts may change, but top-level customer service will continue.

Please don't hesitate to contact any of us locally at Eastman National Bank, or by using Equity Bank's toll free number. You can also find this guidebook at **EquityBank.com** and **EastmanNational.com**.

Thank you for your patience, your business, and your trust. We think you'll like what you find.

Sincerely,

Mark T. Detten

Mark Detten
President
Equity Bank - Ponca City & Newkirk

Important

Equity Bank Routing Number
101105354

Equity Bank Customer Care Center
(888) 733-5041

Eastman National Bank Customer Care Line
(580) 718-9990

Lost or Stolen Card
(800) 383-8000

customerservice@equitybank.com
equitybank.com

equitybank.com/eastman 3

Transition Calendar

	THURSDAY, NOVEMBER 9	FRIDAY, NOVEMBER 10	SATURDAY, NOVEMBER 11 & SUNDAY, NOVEMBER 12	MONDAY, NOVEMBER 13
Eastman National Bank Offices	Open normal hours		Closed	Open normal hours as Equity Bank!
Online Banking and Bill Pay	Last day for Online Bill Payments using Eastman National. Future, scheduled, and recurring payments will begin from EquityBank.com on November 13.	Online Banking transfers using Eastman National Online Banking must be complete by 3 pm. Access and print any Eastman National statements you wish to keep. We will print and mail your final Eastman National account statement.	Eastman National Online Banking in view-only mode.	**Visit EquityBank.com to sign in!** Use your Eastman National ID in all lower case characters. See page 5 for further details. Download the mobile app from the App Store or Google Play.
Customer Support	**Equity Bank Customer Service Center:** (888) 733-5041 • **Eastman National Bank Customer Care Line:** (580) 718-9990 **Available to assist with: Online Banking, Balance Information, Transfers, Debit Cards, Conversion Questions.** **Eastman National Bank -** 8 am - 5 pm • **Equity Bank -** 8 am - 6 pm			
Telephone Banking	Call us with any questions! **Ponca City** (580) 718-9990 • **Newkirk** (580) 362-2511			You are automatically enrolled in Equity's telephone banking system! **1 (800) 856-5807**

Account Access

Access your money. Anytime, anywhere.

Online Banking and eStatements

Save time and money with 24/7 access to your balances, transactions, statements, and more. Get started at **EquityBank.com**. See page 5 for detailed instructions.

Disappearing ATM Fees

Feel the freedom of checking without strings or pesky ATM fees. They all vanish with your Equity Bank debit card!

equitybank.com/bank-puppet

Bank Network

Visit one of our locations in Kansas, Missouri, Oklahoma, and Arkansas.

equitybank.com/connect/locations-and-hours

Mobile App with Mobile Deposit

All your accounts, with a tap on your iOS or Android device. Plus mobile check deposit and mobile bill pay!

equitybank.com/tools/mobile-banking

Your account, your card.

Your Equity Bank debit card blocks all ATM fees. Make it your favorite card in your wallet with a photo.

equitybank.com/tools/my-debit-card-design

Customer Care Team

Let our local teams in Newkirk and Ponca City help you with balance information, online banking, transition questions, and more!

Newkirk (580) 362-2511
Ponca City (580) 718-9990

4 equitybank.com/eastman

Important Information for Investors

COMPLETION OF THE MERGER OF EQUITY BANCSHARES INC. AND EASTMAN NATIONAL BANCSHARES, INC. REMAINS SUBJECT TO CUSTOMARY CLOSING CONDITIONS

The merger of Equity Bancshares, Inc. (“Equity”), the parent company of Equity Bank, and Eastman National Bancshares, Inc. (“Eastman”), the parent company of Eastman National Bank, remains subject to the satisfaction of customary closing conditions, including, among others, stockholder approval. If these closing conditions are not satisfied on or before November 10, 2017, the closing of the merger will be delayed. For additional information concerning the merger please see the disclosure below under the heading “Important Additional Information.”

FORWARD-LOOKING STATEMENTS

The information presented herein and in documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control.

Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Eastman’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and those discussed in the proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-219974) filed by Equity with the SEC on August 15, 2017, and the amendments thereto. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed transaction involving Equity and Eastman. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000. In connection with the proposed transaction, Equity filed a registration statement on Form S-4 (333-219974) with the SEC on August 15, 2017, which includes a proxy statement of Eastman and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A proxy statement/ prospectus was sent to the stockholders of Eastman seeking the required stockholder approvals. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Eastman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction.

Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC, copies of which may also be obtained free of charge from the sources indicated above.

Special Note Concerning Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and

Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly,

Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to

“Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form

10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition,

Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this document are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Additional Information for Investors

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions, Equity filed a registration statement on Form S-4 (File No. 333-219974) with the SEC, which includes a proxy statement of Eastman and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION

STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. A definitive proxy statement/prospectus has been sent to the stockholders of Eastman seeking the required stockholder approvals.

These documents and other documents relating to the transaction filed by Equity can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity’s investor relations website at investor.equitybank.com or by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Eastman National Bancshares, Inc., Attention: Mark T. Detten, President & CEO, Telephone: (580) 718-9990.

Participants in the Transaction

Equity, Eastman and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of Eastman in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Equity and its directors and officers may be found in the definitive proxy statement of Equity relating to its 2017 Annual Meeting of Stockholders filed with the SEC on March 22, 2017 and Equity’s annual report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 16, 2017. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.